SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2014

IBERIABANK CORPORATION

(Exact name of Registrant as Specified in Charter)

Louisiana	0-25756	72-1280718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street, Lafayette, Louisiana 70501

(Address of Principal Executive Offices)

(337) 521-4003

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On December 7, 2014, IBERIABANK Corporation (“IBKC”) entered into a definitive agreement to acquire Georgia Commerce Bancshares, Inc. (“Georgia Commerce”). The purpose of this Current Report on Form 8-K is to provide unaudited selected historical consolidated financial and other data of Georgia Commerce and unaudited comparative per common share data for Georgia Commerce and IBKC’s other pending acquisitions.

Item 8.01. Other Events.

Unaudited selected historical consolidated financial and other data of Georgia Commerce as of and for the nine months ended September 30, 2014 and 2013, and as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, are filed as Exhibit 99.1 to this Current Report on Form 8-K, and are incorporated herein by reference.

Unaudited comparative per common share data, prepared using the acquisition method of accounting, giving effect to the acquisitions of Florida Bank Group, Inc. (“Florida Bank Group”), Old Florida Bancshares, Inc. (“Old Florida”), and Georgia Commerce is filed as Exhibit 99.2 to this Current Report on Form 8-K, and is incorporated herein by reference. The unaudited comparative per common share data combines the historical financial information of Florida Bank Group, Old Florida and Georgia Commerce as of and for the periods ended September 30, 2014 and December 31, 2013, and assumes that the proposed acquisitions of Florida Bank Group, Old Florida and Georgia Commerce were completed on those dates.

The unaudited comparative per common share data is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The unaudited comparative per common share data also does not consider any potential impacts of current market conditions on interest rates, net interest margins, capital ratios or expense efficiencies, among other factors.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit 99.1—Unaudited Selected Historical Consolidated Financial and Other Data of Georgia Commerce.

Exhibit 99.2—Unaudited Comparative Per Common Share Data.

Caution About Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed mergers, the expected returns and other benefits of the proposed mergers to shareholders, expected improvement in operating efficiency resulting from the proposed mergers, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the proposed mergers on IBKC’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed mergers will close when expected, the expected returns and other benefits of the proposed mergers to shareholders will be achieved, the expected operating efficiencies will result, estimated expense reductions resulting from the transactions will occur as and when expected, the impact on tangible book value will be recovered or as expected or that the effect on IBKC’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transactions may not be timely completed, if at all; that prior to completion of the merger transactions or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transactions; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in IBKC’s Form 10-K for the fiscal year ended December 31, 2013, and Form 10-Qs for the quarters ended March 31, 2014, June 30, 2014, September 30, 2014, and other documents subsequently filed by IBKC with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither IBKC, Florida Bank Group, Inc., Old Florida Bancshares, Inc. nor Georgia Commerce Bancshares, Inc. undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K or any related documents, IBKC, Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transactions involving IBKC, Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed mergers, IBKC has filed with the SEC registration statements on Form S-4 that include proxy statement/prospectuses for shareholders of Florida Bank Group, Inc. and Old Florida Bancshares, Inc. IBKC will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Georgia Commerce Bancshares, Inc. IBKC also plans to file other documents with the SEC regarding the proposed merger transactions with Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. Florida Bank Group, Inc. has mailed a final proxy statement/prospectus to its shareholders. Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. will mail the final proxy statement/prospectus to their shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. The proxy statement/prospectuses, as well as other filings containing information about IBKC, Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc., will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectuses and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectuses can also be obtained, when available, without charge, from IBKC’s website (http://www.iberiabank.com), under the heading “Investor Information.” Additional information may be found on Florida Bank Group, Inc.’s website (http://www.flbank.com), on Old Florida Bancshares, Inc.’s website (http://www.oldfloridabank.com) and on Georgia Commerce Bancshares, Inc.’s website (http://www.gacommercebank.com).

IBKC, Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc., and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. in respect of the proposed merger transactions. Information regarding the directors and executive officers of IBKC is set forth in the definitive proxy statement for IBKC’s 2014 annual meeting of shareholders, as filed with the SEC on April 7, 2014, and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. who may be deemed participants in the solicitation of the shareholders of Florida Bank Group, Inc., Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. in connection with the proposed transactions will be included in the proxy statement/prospectuses for their respective special meetings of shareholders, which have been or will be filed by IBKC with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectuses and other relevant documents regarding the proposed merger transactions filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IBERIABANK CORPORATION

Date: December 22, 2014	By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number

99.1	Unaudited Selected Historical Consolidated Financial and Other Data of Georgia Commerce.

99.2	Unaudited Comparative Per Common Share Data.